2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

April 24, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Erin E. Martin

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted October 3, 2014

CIK No. 0001616314

Dear Ms. Barros and Ms. Martin and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 27, 2014 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on October 3, 2014 (“Amendment No. 1”). The Company is concurrently submitting confidentially Amendment No. 2 to the draft Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses below refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

General

1.	We note your responses to comments 5 and 16 in our letter dated September 23, 2014. Please note that we will continue to monitor the registration statement for updated disclosure regarding specific designated uses for substantially all the net proceeds from this offering.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 57 of Amendment No. 2 to reflect the Company’s updated use of proceeds, which includes designated uses for substantially all of the expected net proceeds from the offering.

Critical Accounting Policies, page 62

Real Estate Investments, page 65

2.	We note your response to comment 18 in our letter dated September 23, 2014 and continue to question your ability to recognize contingent rentals based on estimated tenant results. Please further elaborate how you determined that an estimate of tenant results indicates the resolution of a lease contingency and complies with SAB Topic 13.A.4.c. In your response, please tell us the number of leases that currently contain contingent rentals and your expectation of the impact of contingent rentals in future periods.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 2 to remove the discussion of contingent rentals because none of the Company’s existing leases contain contingent rental provisions and the Company does not expect the impact of contingent rentals to be significant for future periods. The Company respectfully advises the Staff that the phrase “estimate of tenant results” was intended to convey that any contingent rental provision would be considered by management to be resolved, and the Company would begin recognizing such contingent rental income in accordance with FASB ASC 840-20-25, when appropriate support provided by the tenant pertaining to the contingent rental provision indicated the threshold for recognizing the contingent rental income had been surpassed because the Company, as lessor, would have legal claim to the contingent amounts at that time. For example, if the Company, as lessor, were entitled to rents equal to 1% of a tenant’s facility revenues that exceeded $5 million and, at June 30, 2014, the tenant provided financial statements for the facility that included facility revenues greater than $5 million, the Company would recognize 1% of facility’s revenues in excess of $5 million as revenue for the three and six months ended June 30, 2014.

Financial Statements

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F-3

3.	It appears you have erroneously indicated approximately $9.4 million Accrued liabilities relate to Adjustment I. Please advise.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the pro forma consolidated balance sheet on page F-3 of Amendment No. 2 to remove Adjustment (I) from “Accrued liabilities,” which was inadvertently included in Amendment No. 1.

Adjustment (CC), page F-8

4.	We note your response to comment 26 in our letter dated September 23, 2014. Please reconcile the Rental income recognized for each property provided within Adjustment (CC) to disclosures elsewhere in your filing detailing Initial annualized base rent for your Current properties and Properties under contract. Please also confirm whether an adjustment related to the rental income for your other property under contract – Dairy Ashford – is considered within this adjustment.

Response to Comment No. 4

In response to the Staff’s comment, the Company has included additional disclosure in Adjustments (BB), (CC) and (DD) to note that pro forma rental income includes the effects of straight-line rent calculated based on the estimated amount of base rents contractually due over the initial term of the lease, which is the reason for the differences between the annualized base rent for the properties and the rental income recognized in the pro forma financial statements for the properties.

The Company respectfully advises the Staff that the Company has revised Amendment No. 2 to remove all disclosure related to Dairy Ashford because the Company no longer intends to acquire this property.

Adjustment (GG), page F-9

5.	We note your response to comment 27 in our letter dated September 23, 2014. Please tell us how you have determined that each of these adjustments is directly attributable to the private placements.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-7 to note that all of the items adjusted for in Adjustment (EE) were done in connection with the Company’s commencement of operations upon completion of the initial private placement in July 2014, as described below:

•	Salaries and benefits paid to the Company’s three executive officers in accordance with the provisions of each executive officer’s employment agreement – Each of the employment agreements was entered into on the date of, and became effective upon, the closing of the initial private placement and would not have been entered into but for the closing of the private placements;

•	Annual fees for the non-employee members of the Company’s board of directors – The appointment of each non-employee director and the annual fees for such directors became effective, and were contingent, upon completion of the initial private placement;

•	Stock-based compensation expense for equity awards granted to the Company’s officers and directors pursuant to restricted stock agreements and restricted stock unit agreements – Each of the equity award agreements was entered into on the date of, and became effective upon, the closing of the initial private placement and would not have been entered into but for the closing of the initial private placement;

•	Contractual monthly rent for the Company’s office space – The Company’s lease for its office space did not commence until the Company made the first monthly rent payment under the lease agreement, which the Company made on August 1, 2014 (the day after the initial closing of the initial private placement) and which the Company would not have made unless the initial private placement had closed; and

•	Insurance premiums in accordance with the Company’s D&O insurance policy – The Company’s D&O insurance policy became effective in July 2014, the month that the initial private placement closed, and the Company would not have entered into this policy but for the initial private placement.

Because each of these adjustments is factually supportable, the Company believes that the adjustments collectively provide prospective investors with a more meaningful pro forma general and administrative expense of the Company than would be provided without such adjustments.

Notes to Balance Sheet

General

6.	We note your response to comment 28 in our letter dated September 23, 2014. Please explain how you considered the applicability of Rule 3-05 of Regulation S-X when determining the financial statement requirements for the acquisition of Kentfield Rehab & Specialty Hospital on August 1, 2014.

Response to Comment No. 6

As disclosed on page 98 of Amendment No. 2, on August 1, 2014, the Company acquired the property known as Kentfield Hospital and simultaneously leased the property back to a subsidiary of Vibra Healthcare pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has an initial 15-year term and provides for initial annual base rent of $4.5 million, which will increase by 1.5% for the first two years and each year thereafter based on the increase in the consumer price index, subject to an annual cap of 2.0%. The Company receives rent payments from the tenant under the lease agreement, does not bear any of the operating costs of Kentfield Hospital, and is subject to no business or operating risks relative to Kentfield Hospital other than the risk of a tenant default under the lease. In addition, Kentfield Hospital represents only a small portion of Vibra Healthcare’s total healthcare real estate, and, as such, does not represent substantially all of the seller’s real estate assets.

The Company’s purchase agreement for Kentfield Hospital was drafted by qualified legal and tax counsel to ensure that the assets acquired are only real estate or real estate-related assets (i.e., furniture and equipment, buildings, land and any property-related intangibles) that will allow the Company to qualify as a real estate investment trust for U.S. federal income tax purposes and that the lease with the Kentfield Operator is a “true lease” with a third party operator. Under the purchase agreement for Kentfield Hospital, the Company did not acquire the underlying operations, employees, systems, licenses and other elements of the business that is operated in Kentfield Hospital, and the Company does not provide any healthcare or other services at Kentfield Hospital.

Based on the foregoing facts and the criteria set forth in Rule 11-01(d) of Regulation S-X and Section 2305.2 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), the Company concluded that Rule 3-14 of Regulation S-X applied to the Company’s acquisition of Kentfield Hospital rather than Rule 3-05 of Regulation S-X. In applying the criteria under Rule 11-01(d) of Regulation S-X to determine whether the acquisition of Kentfield Hospital was the acquisition of a “business” for purposes of financial statement requirements, the Company noted the following: (1) the rental income received by the Company under the lease for Kentfield Hospital is quite different from the revenue reported by the operator of Kentfield Hospital prior to the Company’s acquisition; (2) the Company acquired no employees, provides no capital to the ongoing operation of Kentfield Hospital and is otherwise not involved in any respect in the operation of Kentfield Hospital; (3) the Company does not engage in the marketing of Kentfield Hospital to prospective patients and has no knowledge of the customer base of the Kentfield Operator; (4) the Company has no input into how Kentfield Hospital is operated aside from standard covenants contained in the lease agreement; and (5) the Company does not otherwise participate in any other respect in the operation or management of Kentfield Hospital.

Furthermore, Section 2305.02 of the Financial Reporting Manual states the following:

“S-X 3-14, which is premised on the continuity and predictability of cash flows ordinarily associated with leasing real property, applies to the acquisition or probable acquisition of real estate operations. For purposes of S-X 3-14, the term ‘real estate operations’ refers to properties that generate revenues solely through leasing. Examples include office, apartment and industrial buildings as well as shopping centers and malls. ‘Real estate operations’ excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter periods due to market and managerial factors. S-X 3-05 rather than S-X 3-14 is applicable to the acquisition of these types of businesses.”

As noted above, the Company generates revenues from Kentfield Hospital solely through leasing the property to the Kentfield Operator under its lease agreement, which provides for fixed rental payments with annual escalators and thus continuous and predicable cash flows. The Company does not receive revenues from Kentfield Hospital based on the operations of the Kentfield Operator, which are “more susceptible to variations in costs and revenues.” As a result, the Company applied Rule 3-14 of Regulation S-X to its acquisition of Kentfield Hospital. However, because Kentfield Hospital was owner occupied and had no leasing history prior to the Company’s acquisition, the Company has not presented Rule 3-14 financial statements for Kentfield Hospital in accordance with Section 2330.10 of the Financial Reporting Manual.

7.	We note your response to comment 28 in our letter dated September 23, 2014 and will continue to monitor your financial statements to ensure that prior to the distribution of your preliminary prospectus to prospective investors, Vibra and Fundamental will no longer represent a significant asset concentration, or if required, any significant tenant financial statements will be presented.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company expects that, prior to the distribution of preliminary prospectuses to prospective investors, the Company will complete or have additional probable acquisitions that will cause Vibra, Fundamental or any other tenant to no longer represent significant asset concentrations and that, at such time, any significant tenant financial statements will be presented.

Draft Tax Opinion

8.	We note that your draft tax opinion is addressed to the Board of Directors and your statement in the second paragraph of opinion that “this opinion is intended solely for your benefit.” Please revise to clarify that investors are entitled to rely on the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

Response to Comment No. 8

In response to the Staff’s comment, the Company is supplementally delivering to the Staff a revised draft of the Exhibit 8.1 opinion, which clarifies that investors are entitled to rely on the opinion.

* * * *

The Company respectfully believes that the proposed modifications to Amendment No. 1 made in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 778-1655.

Sincerely,

/s/ John A. Good
John A. Good

cc:	John W. McRoberts

William C. Harlan

MedEquities Realty Trust, Inc.

Jay L. Bernstein

Jacob A. Farquharson

Clifford Chance US LLP

David P. Slotkin

Morrison & Foerster LLP